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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Primero Mining Corp.

We consent to the use in this Annual Report on Form 40-F of:

  Our Independent Auditors’ Report of Registered Public Accounting Firm, dated February 17, 2016, on the consolidated financial statements of Primero Mining Corp. (the “Company”) comprising the consolidated statement of financial position of the Company as at December 31, 2015, the consolidated statement of operations and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, and
  Our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, dated February 17, 2016, on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 each of which is incorporated by reference in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2015.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 30, 2016
Toronto, Canada